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                                December 4, 2009


Mr. Richard Pfordte
Ms. Kimberly Browning
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

                         RE: Claymore Funds Joint Preliminary Proxy Statement and Claymore/Guggenheim Strategic Opportunities Fund Preliminary Proxy Statement

Dear Sir and Madam:

         Thank you for your telephonic comments regarding (i) the Claymore Funds Joint Preliminary Proxy Statement, filed on behalf of Claymore Exchange Traded Fund Trust, Claymore Exchange Traded Fund Trust 2 and certain closed-end funds advised by Claymore Advisors, LLC (the "Adviser"), as filed with the Securities and Exchange Commission (the "Commission") on October 26, 2009, pursuant to
Section 14(a) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and the General Rules and Regulations of the Commission promulgated thereunder (the "General Rules and Regulations"), and (ii) the Claymore/Guggenheim Strategic Opportunities Fund Preliminary Proxy Statement, as filed with the Commission on November 2, 2009, pursuant to Section 14(a) of the Exchange Act and the General Rules and Regulations. On behalf of those funds to which such preliminary proxy materials relate (collectively, the "Funds"), we have summarized your comments to the best of our understanding, below which we have provided responses to those comments. Where changes are necessary in response to your comments, they will be reflected in the applicable Definitive Proxy Statements, which will be filed on behalf of the Funds pursuant to Section 14(a) and the General Rules and Regulations on or about December 4, 2009.

         1. PLEASE PROVIDE FURTHER SUPPLEMENTAL INFORMATION REGARDING THE TIMING OF THE CLOSING OF THE TRANSACTION AND THE INITIAL EQUITY INVESTMENT BY GUGGENHEIM.

         On July 17, 2009, Claymore Group Inc. ("Claymore Group") entered into an agreement and plan of merger with the Acquisition Subsidiaries (as defined in the

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Securities and Exchange Commission
December 4, 2009
Page 2

Preliminary Proxy Statements), which are subsidiaries of Guggenheim
Partners, LLC ("Guggenheim Partners"), pursuant to which Claymore Group would become an indirect subsidiary of Guggenheim Partners (the "Transaction").

         Prior to the closing of the Transaction, Guggenheim Partners also agreed to arrange for additional equity and debt financing to Claymore Group, which was intended to be available prior to and regardless of whether the Transaction closed. The equity financing consisted of the acquisition by subsidiaries of Guggenheim Partners of newly-issued common stock of Claymore Group representing, on a fully diluted basis, 24.9% of the outstanding common stock of Claymore Group in exchange for $11.7 million on September 21, 2009. Guggenheim's initial equity investment in Claymore Group did not to result in a change in control of Claymore Group, consistent with Section 2(a)(9) of the Investment Company Act of 1940, as amended (the "1940 Act").

         The respective board of trustees of each Fund met on September 23, 2009, or September 28, 2009 (as specified in Appendices C and D of the Claymore Funds Joint Preliminary Proxy Statement and as set forth in the Claymore/Guggenheim Strategic Opportunities Fund Preliminary Proxy Statement), and approved for each Fund an interim investment advisory contract and interim investment sub-advisory contract(s), to become effective upon the termination of the prior contracts upon the closing of the Transaction, as well as a new investment advisory contract and new investment sub-advisory contract(s) to be submitted to shareholders for their approval.

         The Transaction closed on October 14, 2009, which date is defined in the Preliminary Proxy Statement as the "Closing Date." On that date all shares of common stock of Claymore Group (except those held by the Acquisition Subsidiaries or dissenting stockholders or held in treasury) were cancelled and converted into the right to receive an aggregate cash payment of approximately $39 million. As a result, Claymore Group became an indirect subsidiary of Guggenheim Partners. Therefore, the change in control of the Adviser, and thus the "assignment," as defined in the 1940 Act, of each Fund's prior investment advisory contract and resulting automatic termination of such contracts, occurred on October 14, 2009. Immediately following the closing of the Transaction on October 14, 2009, each Fund entered into an interim investment advisory contract and interim investment sub-advisory contract, if applicable, each dated as of October 14, 2009, in the form previously approved by such Fund's board of trustees.

         2. CONFIRM SUPPLEMENTALLY THAT THE FUNDS DO NOT UTILIZE AFFILIATED BROKERAGE.

         As disclosed in Appendix E to the Claymore Funds Joint Preliminary Proxy Statement and under the heading "Additional Information--Affiliated Brokers" in the Claymore/Guggenheim Strategic Opportunities Fund Preliminary Proxy Statement, no Fund paid commissions to affiliated brokers during its most recently ended fiscal year. We have been informed by the Adviser that no Fund utilizes any brokers affiliated with the Adviser, Guggenheim or the Fund's investment sub-adviser, if applicable.

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Securities and Exchange Commission
December 4, 2009
Page 3


         3. WITH RESPECT TO ANY FEE WAIVERS, DISCLOSE WHETHER AMOUNTS WAIVED MAY BE RECOUPED. IF SO, REVISE DISCLOSURE TO AVOID CHARACTERIZING SUCH ARRANGEMENTS AS "WAIVERS."

         Each ETF (other than RYJ, XGC and EEC) has entered into an Expense Reimbursement Arrangement in which the Adviser has agreed to waive its management fees and/or pay certain operating expenses in order to maintain the expense ratio of the ETF at or below a specified percentage of average net assets. For a period of five years subsequent to each ETF's commencement of operations, the Adviser may recover from such ETF fees and expenses waived or reimbursed during the prior three years if the ETF's expense ratio, including the recovered expenses, falls below the specified percentage. Such arrangements are described in further detail in footnote (2) to the table set forth in Appendix C to the Claymore Funds Joint Preliminary Proxy Statement. No other Funds currently have fee waivers or reimbursements in place. The disclosure in the Definitive Joint Proxy Statement will be revised, as necessary, to properly characterize the Expense Reimbursement Arrangements of the ETFs.

         4. ADD DISCLOSURE REGARDING DISCRETIONARY VOTING BY BROKER-DEALERS WHO ARE NOT MEMBERS OF THE NEW YORK STOCK EXCHANGE (THE "NYSE").

         NYSE Rule 452 provides that broker-dealers may not vote their customer's shares without instruction on non-routine matters. NYSE Rule 452 applies only to broker-dealers who are members of the NYSE.

         The Funds' understanding is that members of the NYSE generally account for the vast majority of shares of publicly traded issuers that are held in street name, and therefore expect that to be the case with respect to each Fund. However, the Funds cannot readily ascertain what percentage, if any, of the outstanding shares of any Fund may be held by broker-dealers who are not members of the NYSE.

         Broker-dealers who are not members of the NYSE but are members of other stock exchanges would be subject to similar rules of such exchanges (for example, Amex Rule 577 would apply to Amex members). Additionally, the Funds understand that broker-dealers who are not members of the NYSE often choose to apply the standards of NYSE Rule 452 nonetheless.

         Therefore, the Funds will add the following disclosure in the Definitive Proxy Statements: "Broker-dealers who are not members of the NYSE may be subject to other rules, which may or may not permit them to vote your shares without your instructions. Therefore, you are encouraged to contact your broker and record your voting instructions."

Securities and Exchange Commission
December 4, 2009
Page 4


         5. PLEASE DISCUSS FURTHER THE APPLICABILITY OF THE PROVISIONS OF NYSE RULE 452 THAT PERMIT PROPORTIONATE VOTING OF PREFERRED SHARES.

         NYSE Rule 452.12 provides that, notwithstanding any other provision of NYSE Rule 452, NYSE members may vote auction rate preferred securities in proportion to the voting instructions received from holders of the same class in accordance with the provisions of the Rule and as described in the Preliminary Proxy Statement. One Fund, TS&W / Claymore Tax-Advantaged Balanced Fund, has auction preferred shares outstanding that would fall within NYSE Rule 452.12.

         The recent amendments to NYSE Rule 452 approved by the Commission, codifying the NYSE's interpretation that approval of an investment company's investment advisory contract with a new investment adviser, as required by the 1940 Act, did not limit the applicability of the provisions of NYSE Rule 452.12 related to proportionate voting of preferred shares. Furthermore, the Fund is not aware of any interpretation of the NYSE or the Commission that would limit the applicability of NYSE Rule 452.12 to the Fund.

         However, as of the record date, there were 15,407,000 common shares of TYW and 4,200 preferred shares of TYW outstanding. Each share is entitled to a one vote and common shares and preferred shares will vote together as a single class. Pursuant to NYSE Rule 452.12, proportionate voting of preferred shares is allowed with respect to proposals as to which common and preferred holders vote as a single class only if common shareholders approve the proposal. Therefore, such proportionate voting of preferred shares is unlikely to have a significant effect on the outcome of the vote on the proposals.

         6. IN THE QUESTION & ANSWER SECTION, UNDER THE HEADING "HOW TO CAST YOUR VOTE," ADD DISCLOSURE TO CLARIFY THAT EACH SHARE IS ENTITLED TO ONE VOTE, WITH ALL SHARES VOTING TOGETHER AS A SINGLE CLASS.

         The Funds will add the requested disclosure.

         7. UNDER THE HEADING "PROPOSAL 1: APPROVAL OF THE NEW ADVISORY AGREEMENT--SECTION 15(F) OF THE 1940 ACT," ADD DISCLOSURE TO CLARIFY THAT
SECTION 15(F) UNDER THE 1940 ACT IS A SAFE HARBOR, THAT THE ADVISER IS RELYING UPON SUCH SAFE HARBOR AND THAT THE SAFE HARBOR WILL NOT BE AVAILABLE IF EITHER ELEMENT OF THE TEST SET FORTH IN SECTION 15(F) IS NOT MET.

         The Funds will add the requested disclosure.

                                    * * * * *

Securities and Exchange Commission
December 4, 2009
Page 5


         The adequacy and accuracy of disclosure in the filing is the responsibility of the Funds. The Funds acknowledge that comments of the staff of the Commission acting pursuant to delegated authority in reviewing the filing or changes to disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the filing. The Funds acknowledges that comments of the staff of the Commission acting pursuant to delegated authority in reviewing the filing or changes to disclosure in response to such comments may not be asserted as a defense in any proceeding which may be brought by the Commission or any person under the United States federal securities laws with respect to this matter. The Funds acknowledge that comments of the staff of the Commission acting pursuant to delegated authority in reviewing the filing or changes to disclosure in response to such comments does not relieve the Funds from their full responsibility for the adequacy and accuracy of the disclosures in the filing.

         Should you have any additional comments or concerns, please do not hesitate to contact me at (312) 407-0570.

                                                  Sincerely,


                                                  /s/ Thomas A. Hale
                                                  ------------------------------

                                                  Thomas A. Hale